EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(Dollars in millions)	2014	2013	2014	2013

Consolidated income before provision for income
taxes	$492	$306	$1,536	$843

Fixed charges:
Interest1	$161	$386	$506	$1,236
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2	6	6
Total fixed charges	$163	$388	$512	$1,242

Earnings available for fixed charges	$655	$694	$2,048	$2,085

Ratio of earnings to fixed charges	4.02	1.79	4.00	1.68
1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”